FORM 11-K


       FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
         AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934



[X]  ANNUAL REPORT  PURSUANT TO  SECTION 15(d) OF  THE SECURITIES
               EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended December 31, 1993.



                                OR



[ ]  TRANSITION   REPORT  PURSUANT  TO   SECTION  15(d)   OF  THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _____ to _____.

          Commission file number 1-9993.


A.   Full  title of  the plan  and the  address of  the  plan, if
     different from  that of  the  issuer named  below:   Ashland
     Coal, Inc. Employee Thrift Plan.

B. Name of issuer of the securities to be held pursuant to the plan and the address of its principal executive office:
     Ashland Coal, Inc., 2205 Fifth Street Road, Huntington, West
     Virginia 25701.



Financial Statements and Exhibits


Financial Statements and Schedules

Report of Independent Auditors  . . . . . . . . . . . . . .     3
Statements of Financial Condition . . . . . . . . . . . . .     4
Statements of Income and Changes in Plan Equity . . . . . .     6
Notes to Financial Statements   . . . . . . . . . . . . . .     8
Form 5500 Line 27a-Schedule of Assets Held for Investment . 11 Form 5500 Line 27d-Schedule of Transactions or Series of
 Transactions  in Excess of 5% of the Current Value of Plan
 Assets   . . . . . . . . . . . . . . . . . . . . . . . . .    13


Exhibits

24 - The consent of Ernst & Young, independent auditors . .    16




                  Report of Independent Auditors


To the Staff Administrative Committee
Ashland Coal, Inc.


We have audited the accompanying statements of financial condition of the Ashland Coal, Inc. Employee Thrift Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 1993 and 1992, and the income and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.







May 18, 1994                                     /s/ERNST & YOUNG



ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENT OF FINANCIAL CONDITION

December 31, 1993
                                               Ashland Coal,                    U.S.                    Ashland Oil,
                                                   Inc.        Investment    Government   Diversified        Inc.
                                               Common Stock     Contract     Securities      Equity     Common Stock
                                                   Fund           Fund          Fund          Fund          Fund
                                   Total        (Option A)     (Option B)    (Option C)    (Option D)    (Option E)
ASSETS

Cash                                 $(276)           $-              $-            $-            $-          $(276)
Investments-Notes 1, 2 & 4
 Common Stock
  Ashland Coal, Inc.
   (cost - $1,812,143,
    shares - 76,889)             2,325,892      2,325,892              -             -             -             -
  Ashland Oil, Inc.
   (cost - $485,023,
    shares - 26,778)               913,799             -               -             -             -        913,799
 Common Trust Funds
  United States Government
   Securities (cost - $922,583,
    units - 8,593)               1,055,417             -               -      1,055,417            -             -
  Diversified Equity
   (cost - $1,723,863,
    units - 11,140)              2,062,201             -               -             -      2,062,201            -
  Short-Term Investments
  (cost approximates market)        28,795         28,795              -             -             -             -
 Investment Contracts
  (held by Ashland Oil, Inc.
   Collective Investment Trust -
   cost approximates market)     9,494,710             -        9,494,710            -             -             -
Amounts due from participating
 employees and employers
  Employees                         20,347          3,902          10,083         2,357         4,005            -
  Employers                         10,524          2,032           5,352         1,139         2,001            -
Amounts receivable from (due to)
 other funds                            -          80,445           7,201         3,248       (90,894)           -
Accrued income receivable           56,314             83          56,199             4            28            -

                               $15,967,723     $2,441,149      $9,573,545    $1,062,165    $1,977,341      $913,523


LIABILITIES AND PLAN EQUITY

Distributions payable              $33,600         $3,447         $24,095        $1,481        $4,577           $-
Accounts payable - securities       19,973         19,973              -             -             -             -
                                    53,573         23,420          24,095         1,481         4,577              -

Plan equity                     15,914,150      2,417,729       9,549,450     1,060,684     1,972,764       913,523

                               $15,967,723     $2,441,149      $9,573,545    $1,062,165    $1,977,341      $913,523


See accompanying notes.


ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENT OF FINANCIAL CONDITION

December 31, 1992

                                               Ashland Coal,                    U.S.                    Ashland Oil,
                                                   Inc.        Investment    Government   Diversified        Inc.
                                               Common Stock     Contract     Securities      Equity     Common Stock
                                                   Fund           Fund          Fund          Fund          Fund
                                   Total        (Option A)     (Option B)    (Option C)    (Option D)    (Option E)
ASSETS

Investments-Notes 1, 2 & 4
 Common Stock
  Ashland Coal, Inc.
   (cost - $1,920,850,
    shares - 87,505)            $2,220,440     $2,220,440             $-            $-            $-            $-
  Ashland Oil, Inc.
   (cost - $543,509,
    shares - 30,007)               791,435             -               -             -             -        791,435
 Common Trust Funds
  United States Government
   Securities (cost-$1,246,204,
    units - 12,033)              1,400,021             -               -      1,400,021            -             -
  Diversified Equity
   (cost - $897,225,
    units - 6,546)               1,073,838             -               -             -      1,073,838            -
  Short-Term Investments
   (cost approximates market)       55,946         54,945              -             -             -          1,001
 Investment Contracts
  (held by Ashland Oil, Inc.
   Collective Investment Trust-
   cost approximates market)      7,538,679            -        7,538,679            -             -             -
Amounts due from participating
 employees and employers
  Employees                          39,070         9,407          18,683         4,253         6,727            -
  Employers                          20,668         4,972          10,230         2,179         3,287            -
Amounts receivable from
 (due to) other funds                    -       (111,058)         71,548         2,871        36,705           (66)
Accrued income receivable            50,716           281          50,417             1             3            14

                                $13,190,813    $2,178,987      $7,689,557    $1,409,325    $1,120,560      $792,384


LIABILITIES AND PLAN EQUITY

  Distributions payable            $122,133       $17,466         $82,745       $20,384        $1,481           $57

  Plan equity                    13,068,680     2,161,521       7,606,812     1,388,941     1,119,079       792,327

                                $13,190,813    $2,178,987      $7,689,557    $1,409,325    $1,120,560      $792,384



See accompanying notes.



ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

Year Ended December 31, 1993
                                               Ashland Coal,                    U.S.                    Ashland Oil,
                                                   Inc.        Investment    Government   Diversified        Inc.
                                               Common Stock     Contract     Securities      Equity     Common Stock
                                                   Fund           Fund          Fund          Fund          Fund
                                   Total        (Option A)     (Option B)    (Option C)    (Option D)    (Option E)
Investment income
 Dividends                          $55,752       $27,024             $-            $-            $-        $28,728
 Interest                           651,553         1,750         649,207            26           512            58
Net appreciation in
 fair value of investments          782,911       316,002              -         66,816       174,579       225,514
Contributions
 Employees                        1,587,114       291,668         802,947       169,092       323,407            -
 Employers
                                    722,270       145,511         369,804        77,393       129,562            -


                                  3,799,600       781,955       1,821,958       313,327       628,060       254,300

Withdrawals                        (954,130)     (301,200)       (437,697)      (75,850)      (85,861)      (53,522)
Option transfers by
 participants - net                      -       (224,547)        558,377      (565,734)      311,486       (79,582)

                                   (954,130)     (525,747)        120,680      (641,584)      225,625      (133,104)

Net increase (decrease) in
 plan equity                      2,845,470       256,208       1,942,638      (328,257)      853,685       121,196
Plan equity at beginning of
 year                            13,068,680     2,161,521       7,606,812     1,388,941     1,119,079       792,327


Plan equity at end of year      $15,914,150    $2,417,729      $9,549,450    $1,060,684    $1,972,764      $913,523




See accompanying notes.




ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

Year Ended December 31, 1992
                                               Ashland Coal,                    U.S.                    Ashland Oil,
                                                   Inc.        Investment    Government   Diversified        Inc.
                                               Common Stock     Contract     Securities      Equity     Common Stock
                                                   Fund           Fund          Fund          Fund          Fund
                                   Total        (Option A)     (Option B)    (Option C)    (Option D)    (Option E)
Investment income
 Dividends                          $58,321        $27,575            $-            $-            $-        $30,746
 Interest                           569,952          1,772        567,849           131           112            88
Net appreciation (depreciation)
 in fair value of investments      (628,581)      (685,671)            -         89,307        71,148      (103,365)
Contributions
 Employees                        1,224,831        282,490        605,351       130,246       206,744            -
 Employers                          599,882        137,299        312,309        59,733        90,541            -
Transfers from other plans -
 Note 5                             165,262         27,067         71,758        14,862        51,575            -

                                  1,989,667       (209,468)     1,557,267       294,279       420,120       (72,531)

Withdrawals                        (610,848)       (57,714)      (435,709)      (58,631)      (14,309)      (44,485)
Option transfers by
 participants - net                      -         143,013         24,941      (118,322)        5,488       (55,120)

                                   (610,848)        85,299       (410,768)     (176,953)       (8,821)      (99,605)

Net increase (decrease) in
 plan equity                      1,378,819       (124,169)     1,146,499       117,326       411,299      (172,136)
Plan equity at beginning of
 year                            11,689,861      2,285,690      6,460,313     1,271,615       707,780       964,463

Plan equity at end of year      $13,068,680     $2,161,521     $7,606,812    $1,388,941    $1,119,079      $792,327


See accompanying notes.




          ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

          NOTES TO FINANCIAL STATEMENTS

          December 31, 1993


          NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

              The accounts of the Ashland Coal, Inc. Employee Thrift Plan (the Plan) are maintained on the accrual basis of accounting. All costs and expenses of administering the Plan, except certain investment advisor's fees relative to Option B (which are paid from funds invested in that option), are paid by the plan administrator, Ashland Coal, Inc. (Ashland).

              Investments are accounted for at market value based on the closing market price for investments traded on an exchange, on bid price for other listed investments and at cost (which approximates market) for investment contracts and short-term investment funds.


          NOTE 2 - DESCRIPTION OF THE PLAN

              The Plan was adopted by the Board of Directors of Ashland by action taken on May 27, 1988, and August 8, 1988. The Plan was approved by the stockholders of Ashland on August 8, 1988, and became effective July 25, 1988.

              Subject to applicable limitations, participating employees may contribute up to 16% of their salaries or wages to the Plan, on either a before- or after-tax basis. Ashland or its participating subsidiaries currently contribute an amount equal to 70% of the amount of "Basic Contributions". "Basic Contributions" are amounts contributed by employees up to 6%
              of their  salaries or  wages.   Employees  have the following
              options in which their contributions can be invested:

               Option A:  Funds are invested in Ashland's common stock.

               Option B: Funds are invested in a portfolio of investment contracts with a number of insurance companies. The principal
               amount invested  in  the  fund   is  guaranteed  by  the
               insurance companies, but there is no predetermined fixed interest rate over a specified period. Presently, these Fund B investments are held and managed by the trustee under the
               Ashland  Oil, Inc.  Collective Investment  Trust.   The Plan
               held 2.9% and 2.5% interests in this fund as of December 31,
               1993  and 1992,  respectively.   The remaining  interests at
               December 31, 1993, were held by the Ashland Oil, Inc. Employee Thrift Plan, the SuperAmerica Hourly Associates Savings Plan, the Coal-Mac, Inc. Savings and Retirement Plan, and the Mingo Logan Coal Company Retirement Plan.


          ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

          NOTES TO FINANCIAL STATEMENTS - CONTINUED


          NOTE 2 - DESCRIPTION OF THE PLAN--Continued

               Option C: Funds are invested in a common trust fund, maintained by the trustee of the Plan, which is invested in obligations of the United States Government and its agencies and instrumentalities with maximum maturities of four years.

               Option D: Funds are invested in a common trust fund, maintained by the trustee of the Plan, which is invested primarily in common stocks of large, well capitalized corporations.

               Option E: Funds are invested in common stock of Ashland Oil, Inc. (AOI). These funds represent funds which were invested in certain Ashland Oil, Inc. benefit plans prior to being
               transferred to the Plan.   Except for similar transfers,  no
               other  amounts under  the Plan  may be  invested in  Fund E.
               Beginning  in  March  1990,  investment  income  earned   by
               participants from their Fund E  accounts is allocated to the
               participants'  other   investment  accounts  proportionately
               based on the participants' current investment elections.

           Ashland has the right to discontinue its contributions at any time and to initiate the termination of the Plan. In the event of a termination of the Plan, the participant account balances become nonforfeitable and the Plan and related Trust shall be continued until such time as all accounts have been fully distributed, at which time the Plan and Trust shall terminate.

           Information about benefits and other provisions of the Plan are contained in the Summary Plan Description, copies of which are available from Ashland.

          NOTE 3 - TAX STATUS OF THE PLAN

           To  its  best  knowledge  and  belief,  the  plan  administrator believes the Plan is being operated in compliance with applicable law and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

           The most recent favorable determination letter pertaining to the Plan was dated August 4, 1989. That letter confirmed that the provisions of the plan document, as they existed on that date (including certain proposed amendments submitted to the Internal Revenue Service on June 14, 1989), were in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended several times since the 1989 determination letter was issued and is in the process of being amended to bring it into compliance with the Tax Reform Act of 1986 and subsequent changes in the law. Such changes are required to be adopted no later than December 31, 1994. Once the changes are adopted, the Plan will be submitted to the Internal Revenue Service for an updated determination letter. Neither Ashland nor its benefits counsel have any reason to believe that the revised Plan will not receive a favorable determination letter or that revisions cannot be made that would allow a favorable determination letter to be issued.


          ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

          NOTES TO FINANCIAL STATEMENTS - CONTINUED


          NOTE 4 - INVESTMENTS

             The fair value of individual investments that represent 5% or more of the assets of the Plan follow:

                                                          December 31
                                                        1993        1992
             Ashland Coal, Inc. Common Stock         $2,325,892  $2,220,440
               Ashland Oil, Inc. Common Stock           913,799     791,435
               Employee Benefits Reserve Fund         1,055,417   1,400,021
               Employee Benefits Value Equity Fund    2,062,201   1,073,838
               Investments held in Collective
                 Investment Trust Aetna Life Ins.,
                  9.25% - 9.45%, due 1995-1997        1,242,575   1,224,679
                 Confederation Life Ins., 8.54% -
                  9.74%, due 1993-1996                 624,800     916,545
                 Mass Mutual Life Ins., 7.00%-9.41%,
                  due variable                         873,446     422,373
                 Provident Life & Accident             856,296          -
                 Prudential Ins. Co. of America,
                  8.59% - 9.32%, due variable          774,756     817,981
                  Bankers Trust Basic, 5.18%           954,696          -

          NOTE 5 - TRANSFERS FROM OTHER PLANS

             During 1992, the Plan was adopted by Dal-Tex Coal Corporation (a wholly owned subsidiary of Ashland) and its subsidiaries, Old Hickory Coal Company and Sharples Coal Corporation. Pursuant to this adoption, assets of $165,262 were transferred to the Plan and allocated to the available investment options according to the election of the new participants.



ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

FORM 5500 LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT

December 31, 1993
                                          Number of
Identity of Issue,                        Shares or
Borrower, or                              Principal                    Market
Similar Party                              Amount         Cost         Value
ASHLAND COAL, INC. COMMON STOCK             76,889     $1,812,143   $2,325,892

ASHLAND OIL, INC. COMMON STOCK              26,778        485,023      913,799

UNITED STATES GOVERNMENT SECURITIES
 Employee Benefits Reserve Fund              8,593        922,583    1,055,417

DIVERSIFIED EQUITY INVESTMENT FUNDS
 Employee Benefits Value Equity Fund        11,140      1,723,863    2,062,201

SHORT-TERM INVESTMENT FUNDS
 Employee Benefits Money Market Fund       $28,795         28,795       28,795

INVESTMENTS HELD IN COLLECTIVE
 INVESTMENT TRUST
  Bankers Trust Employee Benefits
   Money Market Fund                    $8,377,618      8,377,618    8,377,618
  Bankers Trust Basic, 5.18%            32,940,328     32,940,328   32,940,328
  Aetna Life Ins., 9.25%, due 6/1/95     6,710,591      6,710,591    6,710,591
  Aetna Life Ins., 9.45%, due 9/17/97    6,704,932      6,704,932    6,704,932
  Aetna Life Ins., 9.45%, due 2/7/96    29,457,615     29,457,615   29,457,615
  Allstate Life Ins., 9.10%,
   due 10/31/94                          7,189,423      7,189,423    7,189,423
  Canada Life Assurance, 9.53%,
   due 7/12/95                           5,219,144      5,219,144    5,219,144
  Canada Life Ins., 9.42%, due 11/27/95  5,039,618      5,039,618    5,039,618
  CNA Assurance, 9.70%, due 5/16/94      9,115,363      9,115,363    9,115,363
  Commonwealth Life Ins., 8.26%,
   due 6/30/94                           6,020,267      6,020,267    6,020,267
  Confederation Life Ins., 9.65%,
   due 1/5/94                            2,190,787      2,190,787    2,190,787
  Confederation Life Ins., 9.48%,
   due 9/29/94                           3,070,037      3,070,037    3,070,037
  Confederation Life Ins., 8.75%,
   due 1/3/95                            5,433,752      5,433,752    5,433,752
  Confederation Life Ins., 8.54%,
   due 1/1/96                            5,418,478      5,418,478    5,418,478
  Confederation Life Ins., 8.71%,
   due 2/1/95                            5,431,770      5,431,770    5,431,770
  Continental Assurance, due 4/1/99      9,559,519      9,559,519    9,559,519
  Hartford Life Ins., 8.51%,
   due 5/1/96                            6,284,711      6,284,711    6,284,711
  Hartford Life Ins., 7.56%              4,005,467      4,005,467    4,005,467
  Hartford Life Ins., 6.70%,
   due variable                         10,133,333     10,133,333   10,133,333
  John Hancock Mutual Life, 9.67%,
   due 10/2/97                           6,750,523      6,750,523    6,750,523
  Mass Mutual Life Ins., 7.00%           9,236,032      9,236,032    9,236,032
  Mass Mutual Life Insurance Co.        10,050,800     10,050,800   10,050,800
  Massachusetts Mutual Life, 9.41%,
   due 3/31/97                           7,049,133      7,049,133    7,049,133
  Metropolitan Life Ins., 7.25%,
   due variable                         15,030,518     15,030,518   15,030,518
  Metropolitan Life Ins., 8.80%          4,874,417      4,874,417    4,874,417


ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

FORM 5500 LINE  27a -  SCHEDULE OF ASSETS  HELD FOR  INVESTMENT--
 Continued
                                          Number of
Identity of Issue,                        Shares or
Borrower, or                              Principal                   Market
Similar Party                              Amount         Cost         Value

INVESTMENTS HELD IN COLLECTIVE
 INVESTMENT TRUST--Continued
  Metropolitan Life Ins., 8.65%          2,617,098      2,617,098    2,617,098
  New York Life Ins. Co., 4.88%,
   due 11/28/96                          6,226,218      6,226,218    6,226,218
  New York Life Ins. Co., 6.52%,
   due 1/12/98                           5,317,068      5,317,068    5,317,068
  New York Life Ins. Co., 5.57%,
   due 5/28/98                          10,349,460     10,349,460   10,349,460
  Peoples Security Life Ins., 8.79%,
   due variable                          4,332,478      4,332,478    4,332,478
  Peoples Security Life Ins., 8.51%,
   due variable                          5,213,566      5,213,566    5,213,566
  Peoples Security Life Ins., 8.93%,
   due 8/16/94                           5,164,340      5,164,340    5,164,340
  Provident Life & Accident             25,818,857     25,818,857   25,818,857
  Provident Mutual Life Ins., 9.20%,
   due 10/5/95                           1,359,508      1,359,508    1,359,508
  Provident Nat'l Assurance Co., 5.13%   6,977,422      6,977,422    6,977,422
  Prudential Ins. Co. of America, 9.32%,
   due variable                          3,251,867      3,251,867    3,251,867
  Prudential Ins. Co. of America, 8.63%  8,034,544      8,034,544    8,034,544
  Prudential Ins. Co. of America, 8.59%,
   due 6/3/96                            6,018,283      6,018,283    6,018,283
  Prudential Ins. Co. of America, 8.90%,
   due 6/1/97                            6,055,582      6,055,582    6,055,582
  State Mutual Life Assurance, 9.23%,
   due 7/28/97                           7,157,516      7,157,516    7,157,516
  State Mutual Life Ins., 8.93%,
   due 2/2/94                            2,412,393      2,412,393    2,412,393
  Less other plans' interest in
   Collective Investment Trust
   holding above investments          (318,105,666)  (318,105,666)(318,105,666)

                                         9,494,710      9,494,710    9,494,710

                                                      $14,467,117  $15,880,814


ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

FORM 5500 LINE 27d - SCHEDULE OF TRANSACTIONS OR SERIES OF TRANSACTIONS
IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

Year Ended December 31, 1993

                                                                                                             Current
                                                                                                             Value of
                                                                                   Expenses                  Asset on       Net
Identity of Party                            Number of     Purchase    Selling   Incurred with   Cost of   Transaction     Gain
Involved or Issuer   Description of Asset   Transactions    Price       Price     Transaction     Asset        Date       (Loss)

Category (iii)--Series of transactions in excess of 5% of plan assets
Acquisitions:

Society National Bank     Employee Benefits
                           Money Market Fund     146       $1,838,543    N/A          Net       $1,838,543  $1,838,543     N/A

Ashland Coal, Inc.        Ashland Coal, Inc.
                           Common Stock           26          637,850    N/A          Net          637,850     637,850     N/A

Society National Bank     Employee Benefits
                           Value Equity Fund      46          885,397    N/A          Net          885,397     885,397     N/A

Society National Bank     Employee Benefits
                           Reserve Fund           37          400,836    N/A          Net          400,836     400,836     N/A


Dispositions:

Society National Bank     Employee Benefits
                           Money Market Fund     134            N/A   $1,865,694      Net        1,865,694    1,865,694    None

Ashland Coal, Inc.       Ashland Coal, Inc.
                          Common Stock            15            N/A      846,280      Net          744,870      846,280  $101,410

Society National Bank     Employee Benefits
                           Reserve Fund           25            N/A      812,460      Net          724,457      812,460    88,003

Society National Bank     Employee Benefits
                           Value Equity Fund      10            N/A       71,409      Net           58,760       71,409    12,650

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1993.





                                      SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of

          1934, Ashland Coal, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        ASHLAND COAL, INC. EMPLOYEE
                                           THRIFT PLAN

                                        By:ASHLAND COAL, INC. as Plan
                                           Administrator




          Date:  June 23, 1994          By: /s/ Roy F. Layman

                                           Roy F. Layman,
                                           Administrative Vice President and
                                           Secretary of Ashland Coal, Inc.




                         INDEX TO EXHIBITS

Exhibit                        Item                          Page

  24             Consent of Independent Auditors              16



